UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Niska Gas Storage Partners LLC

(Name of Issuer)

Common Units, No Par Value

(Title of Class of Securities)

654678 10 1

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 654678 10 1

1.	Names of Reporting Person: Niska Sponsor Holdings Coöperatief U.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,801,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,801,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,801,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.4%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 35,301,200 common units outstanding as of January 30, 2014.

CUSIP No. 654678 10 1

1.	Names of Reporting Person: Niska Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,801,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,801,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,801,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.4%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                 Based on 35,301,200 common units outstanding as of January 30, 2014.

CUSIP No. 654678 10 1

1.	Names of Reporting Person: Carlyle/Riverstone Energy Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,801,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,801,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,801,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.4%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                 Based on 35,301,200 common units outstanding as of January 30, 2014.

CUSIP No. 654678 10 1

1.	Names of Reporting Person: C/R Energy GP III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,801,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,801,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,801,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.4%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 35,301,200 common units outstanding as of January 30, 2014.

5

Item 1.                                 Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to common units representing limited liability company interests (the “Common Units”) of Niska Gas Storage Partners LLC, a Delaware limited liability company (the “Issuer”). The Issuer’s principal executive offices are located at 1001 Fannin Street, Suite 2500, Houston, Texas 77002.

Item 2.                                 Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Niska Sponsor Holdings Coöperatief U.A., a Dutch coöperatief (“Niska Sponsor Holdings”), (ii) Niska Holdings L.P., a Delaware limited partnership (“Niska Holdings”), (iii) Carlyle/Riverstone Energy Partners III, L.P., a Delaware limited partnership (“Carlyle/Riverstone Energy Partners”), and (iv) C/R Energy GP III, LLC, a Delaware limited liability company (“C/R Energy GP III”). The entities filing this Schedule 13D are collectively referred to herein as the “Reporting Persons.”

(b) The principal business office for each of Niska Sponsor Holdings and Niska Holdings is: 1001 Fannin Street, Suite 2500, Houston, TX 77002.  The principal business office for each of Carlyle/Riverstone Energy Partners and C/R Energy GP III is: 712 Fifth Ave., 36th Floor, New York, NY 10019.

(c) Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment, the organization in which such employment is conducted and citizenship, is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

Niska Sponsor Holdings is an entity formed for purposes of holding ownership in the Issuer.  Niska Sponsor Holdings owns a 100% limited liability company interest in Niska Gas Storage Management LLC, a Delaware limited liability company (the “Manager”), which has a 1.98% managing member interest in the Issuer.  Niska Holdings owns a 100% interest in Niska Sponsor Holdings. Carlyle/Riverstone Energy Partners is the general partner of Niska Holdings.  C/R Energy GP III exercises investment discretion and control over the units held by Niska Sponsor Holdings through Carlyle/Riverstone Energy Partners, of which C/R Energy GP III is the sole general partner.  C/R Energy GP III’s principal business is serving as the general partner of Carlyle/Riverstone Energy Partners. C/R Energy GP III is managed by an eight person management committee.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

The Issuer filed a registration statement with the Securities and Exchange Commission (the “Commission”) to authorize the issuance of up to 7,500,000 Common Units in connection with a distribution reinvestment plan (“DRIP”).  The DRIP provides unitholders of record and beneficial owners of Common Units a voluntary means by which unitholders can increase the number of Common Units owned by reinvesting the quarterly cash distributions unitholders would otherwise receive in the purchase of additional Common Units.  Niska Sponsor Holdings participates in the DRIP, pursuant to which it uses the quarterly cash distributions that it receives on its Common Units to purchase additional Common Units.  During the nine months ended December 31, 2013, Niska Sponsor Holdings was issued 808,955 Common Units in lieu of receiving cash distributions of $12.0 million.

Item 4.                                 Purpose of Transaction

The acquisitions of Common Units by the Reporting Persons were undertaken for investment purposes.   Niska Sponsor Holdings owns a 100% limited liability company interest in the Manager.

(a)  Niska Sponsor Holdings intends to continue to participate in the DRIP, pursuant to which it will purchase additional Common Units from the Issuer. In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Units or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

(b)-(j)       The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.                                 Interest in Securities of the Issuer

(a)-(b) The percent of class provided for each reporting person below is based on 35,301,200 Common Units outstanding as of January 30, 2014.

1.              Niska Sponsor Holdings Coöperatief U.A.

A.            Amount beneficially owned:  17,801,200

B.            Percent of class:  50.4%

C.            Number of units as to which the person has:

i.              Sole power to vote or to direct the vote:  0

ii.            Shared power to vote or to direct the vote:  17,801,200

iii.            Sole power to dispose or to direct the disposition of:  0

iv.         Shared power to dispose or to direct the disposition of:  17,801,200

2.              Niska Holdings L.P.

A.            Amount beneficially owned:  17,801,200

B.            Percent of class:  50.4%

C.            Number of units as to which the person has:

i.              Sole power to vote or to direct the vote:  0

ii.            Shared power to vote or to direct the vote:  17,801,200

iii.            Sole power to dispose or to direct the disposition of:  0

iv.         Shared power to dispose or to direct the disposition of:  17,801,200

3.              Carlyle/Riverstone Energy Partners III, L.P.

A.            Amount beneficially owned:  17,801,200

B.            Percent of class:  50.4%

C.            Number of units as to which the person has:

i.              Sole power to vote or to direct the vote:  0

ii.            Shared power to vote or to direct the vote:  17,801,200

iii.            Sole power to dispose or to direct the disposition of:  0

iv.         Shared power to dispose or to direct the disposition of:  17,801,200

4.              C/R Energy GP III, LLC

A.            Amount beneficially owned:  17,801,200

B.            Percent of class:  50.4%

C.            Number of units as to which the person has:

i.              Sole power to vote or to direct the vote:  0

ii.            Shared power to vote or to direct the vote:  17,801,200

iii.            Sole power to dispose or to direct the disposition of:  0

iv.         Shared power to dispose or to direct the disposition of:  17,801,200

Niska Sponsor Holdings owns a 100% limited liability company interest in the Manager, which has a 1.98% managing member interest in the Issuer.  Niska Holdings owns a 100% interest in Niska Sponsor Holdings.

Carlyle/Riverstone Energy Partners is the general partner of Niska Holdings.  C/R Energy GP III exercises investment discretion and control over the units held by Niska Sponsor Holdings through Carlyle/Riverstone Energy Partners, of which C/R Energy GP III is the sole general partner.  The Reporting Persons other than Niska Sponsor Holdings may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by Niska Sponsor Holdings.

C/R Energy GP III is managed by an eight person investment committee consisting of Pierre F. Lapeyre, Jr., David M. Leuschen, Michael B. Hoffman, N. John Lancaster, Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Edward J. Mathias.

(c)  During the nine months ended December 31, 2013, Niska Sponsor Holdings was issued 808,955 Common Units in lieu of receiving cash distributions of $12.0 million.

(d)         Not applicable.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

On February 13, 2012, the Reporting Persons entered into a Joint Filing Agreement.  A copy of the Joint Filing Agreement is incorporated herein by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on February 14, 2012.

Operating Agreement

Subject to the terms and conditions of the Second Amended and Restated Operating Agreement of the Issuer (the “Operating Agreement”), the Manager and its affiliates (including the Reporting Persons) have the right to cause the Issuer to register for resale under the Securities Act of 1933 any Common Units that they hold.  The Issuer is obligated to pay all costs and expenses of any such registration, excluding underwriting discounts and commissions.  The Operating Agreement additionally contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the members.

Pursuant to the Operating Agreement, if at any time the Manager and its affiliates own more than 80% of the total non-managing member interests of any class, the Manager will have the right, which it may assign in whole or in part to the Issuer or any of the Manager’s affiliates, to acquire all, but not less than all, of the non-managing member interests of the class held by unaffiliated persons as of a record date to be selected by the Manager, on at least 10, but not more than 60, days’ notice.

Item 7.         Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement, dated February 13, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on February 14, 2012).
99.2

Second Amended and Restated Operating Agreement of Niska Gas Storage Partners LLC, dated April 2, 2013 (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-34733) filed with the Commission on April 3, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 19, 2014

NISKA SPONSOR HOLDINGS COÖPERATIEF U.A.

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

NISKA HOLDINGS L.P.
By Carlyle/Riverstone Energy Partners III, L.P., its general partner

By C/R Energy GP III, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.
By C/R Energy GP III, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

C/R ENERGY GP III, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer and directors of the Reporting Persons also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

C/R Energy GP III, LLC

Investment Committee Members

Name	Present Principal Occupation or Employment	Business Address	Citizenship
David Leuschen	Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Pierre F. Lapeyre, Jr.	Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	(1)	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	(1)	United States
Daniel A. D’Aniello	Chairman of The Carlyle Group	(2)	United States
William E. Conway, Jr.	Co-Chief Executive Officer and Managing Director of The Carlyle Group	(2)	United States
David M. Rubenstein	Co-Chief Executive Officer of The Carlyle Group	(2)	United States
Edward J. Mathias	Managing Director of The Carlyle Group	(2)	United States

Niska Sponsor Holdings Coöperatief U.A.

Management Board

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Andrew Ward	Managing Director A	(3)	United States
Jason Dubchak	Managing Director A	(3)	United States
Vance Powers	Managing Director A	(3)	United States
Tjalling Huisman	Managing Director B	(3)	United States
Nicole Wolthuis-Geeraedts	Managing Director B	(3)	United States
Rudyard Weerheijm	Managing Director B	(3)	United States

(1)         c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(2)         c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 200 South, Washington, D.C. 20004.

(3)         1001 Fannin Street, Suite 2500, Houston, TX 77002.